Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

BBR ALO Fund, LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$75,000,000.00	0.0001381	$10,357.50

Total Transaction Valuation:		$75,000,000.00
Total Fees Due for Filing:				$10,357.50
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$10,357.50

__________________________________________
Offering Note(s)

(1)	Calculated as the aggregate maximum purchase price for limited liability company interests.